Exhibit 99.1

Onion Global Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price

GUANGZHOU, China, July 18, 2022 /PRNewswire/ -- Onion Global Limited ("Onion Global", the "Group" or the "Company") (NYSE: OG), a next-generation lifestyle brand platform that incubates, markets, and distributes the world's fresh, fashionable, and future brands to young people in China and across Asia, today announced that, it has received a letter from the New York Stock Exchange (the "NYSE") dated July 1, 2022, notifying the Company that it is below compliance criteria in connection with the performance of trading price of Onion Global's American depositary shares (the "ADSs").

Pursuant to applicable NYSE continued listing standards, a company is considered “below criteria” by the NYSE if average closing price of its security is less than $1.00 over a consecutive 30 trading-day period. A review of the current financial condition of the Company by the NYSE shows that as of June 30, 2022, the 30 trading-day average closing share price of the security was $0.93. Accordingly, the Company is now subject to the procedures as outlined in Sections 801 and 802 of the NYSE Listed Company Manual. Since this is the only criteria that the Company has triggered, the procedures outlined in Paras. 802.02 and 802.03 of the NYSE Listed Company Manual do not apply. The Company must bring its share price and average share price back above $1.00 by six months following receipt of the notification.

The price condition will be deemed cured if the price promptly exceeds $1.00 per share, and the price remains above the level for at least the following 30 trading days. In the event that at the expiration of the six–month cure period, both a $1.00 share price and a $1.00 average share price over the preceding 30 trading days are not attained, the NYSE will commence suspension and delisting procedures.

The Company intends to monitor the market conditions of its listed securities and will consider various measures to resolve the non-compliance and avoid any potential delisting. These measures include but are not limited to improving business performance, expanding source of revenue, controlling expenditure, developing user base and focusing on growth strategies to boost investor sentiment.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, the Company's forecasts, general observation of the industry, and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "expects," "anticipates," "target," "aim," "future," "intends," "plans," "believes," "potential," "estimates" "continue," "is/are likely to," or other similar statements. Further information regarding these and other risks is included in Onion Global's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit 99.1

About Onion Global Limited

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets, and distributes the world's fresh, fashionable, and future brands, which we refer to as "3F brands," to young people in China and across Asia. The Company's mission is to be the dream factory of lifestyle brands for young people. The Company's platform offers an integrated solution to develop, market, and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

For more information, please visit: http://ir.msyc.com/.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-10-5900-1548

In the United States:

Christensen

Ms. Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004

SOURCE Onion Global Limited